UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

September 12, 2011

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

2100, 222 – 3rd Avenue S.W.

Calgary, Alberta T2P 0B4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The exhibits to this report on Form 6-K shall be incorporated by reference into each of the registrant’s Registration Statements on Form F-10 (File No. 333-171682) and Form F-3 (File No. 333-171672) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This report on Form 6-K shall be deemed filed with, and not furnished to, the Securities and Exchange Commission. The exhibits to this report on Form 6-K are incorporated by reference into each of the registrant’s Registration Statement on Form F-10 (File No. 333-171682) and Form F-3 (File No. 333-171672) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

September 12, 2011	By:	/s/ Christopher G. Webster
Christopher G. Webster
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

99.1	Management’s Discussion and Analysis, Financial Statements and Notes for the three months ended March 31, 2011

99.2	Management’s Discussion and Analysis, Financial Statements and Notes for the six months ended June 30, 2011

2